BIO – Klaus Moeller

Klaus Moeller comes from a family of entrepreneurs who owned several companies in Europe. Klaus moved to The United States in 1990 where he has co-founded several companies.

Klaus was the founding CEO of both Genius Brands (Baby Genius Brand) and Globe Photos, Inc. both of which he took public.

He is also a founder of the L.A. ComicCon which saw over 120,000 visitors last year and of Boardwalk Hospitality, Inc., owner of the Venice Beach Ben & Jerry's franchise. He has been involved in the wine & spirits business since the age of 17 when he started collecting rare vintages in Portugal.

Klaus grew up in Portugal and went to boarding school England. He is married and has two children. He lives in Marina del Rey, CA.

Klaus is also very much involved in fundraising for both local causes and orphanages all over the world. He was blessed by Pope John Paul II for his work with orphans and handicapped children in Thailand.

Since September 2020, Klaus has been CEO of Globe Entertainment & Media Corp. Between 2017 and 2020, Klaus was self employed and working on various ventures.